UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

IEC Electronics Corp.

(Name of Subject Company (Issuer))

CTI Acquisition Corp.

(Offeror)

a direct, wholly-owned subsidiary of

Creation Technologies International Inc.

(Parent of Offeror)

Alan E. Goldberg

(Other Person)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

44949L105

(CUSIP Number of Class of Securities)

James W. Hackett, Jr.

General Counsel and Head of Acquisitions

Creation Technologies Inc.

One Beacon Street

Boston, Massachusetts 02108

Telephone: (877) 734-7456

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

William P. Gelnaw, Jr.

John R. Pitfield

Choate, Hall & Stewart LLP

Two International Place

Boston, Massachusetts 02110

(617) 248-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$176,771,474.95	$19,285.77

*

Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 10,667,587 shares of common stock, par value $0.01 per share (the “Shares”), of IEC Electronics Corp., a Delaware corporation (the “Company”) outstanding multiplied by the offer price of $15.35 per Share; (ii) 151,700 Shares reserved for issuance upon the settlement of all outstanding unvested restricted stock unit awards (“Unvested RSUs”), including both time-based and performance-based restricted stock units, multiplied by the offer price of $15.35 per Share; and (iii) 696,770 Shares issuable pursuant to outstanding options (“Options”), multiplied by the offer price of $15.35 per share. The foregoing Share figures have been provided by the Company to the Offeror and are as of August 20, 2021, the most recent practicable date.

**

The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory Rate #1 for fiscal year 2021, issued August 26, 2020, is calculated by multiplying the Transaction Valuation by 0.0001091.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $19,285.77	Filing Party: CTI Acquisition Corp.
Form or Registration No.: Schedule TO-T	Date Filed: August 26, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) by CTI Acquisition Corp., a Delaware corporation (the “Offeror”), Creation Technologies International Inc., a Delaware corporation (“Parent”), and Alan E. Goldberg (“Mr. Goldberg”), an individual affiliated with certain private equity funds managed by Goldberg Lindsay & Co. LLC, some of which are the beneficial owners of a controlling interest in Parent and Offeror. The Schedule TO relates to the offer by the Offeror to purchase all of the issued and outstanding shares (“Shares”) of common stock, par value $0.01 per share (the “Common Stock”) of IEC Electronics Corp., a Delaware corporation (the “Company”) at a purchase price of $15.35 per Share (the “Offer Price”), in cash, net of applicable withholding, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 26, 2021 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”), copies of which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Information set forth in the Offer to Purchase is incorporated herein by reference in response to Items 1 through 9 and Item 11 in the Schedule TO and is supplemented by the information specifically provided in the Schedule TO. The Agreement and Plan of Merger, dated as of August 12, 2021, by and among Parent, the Offeror, Creation Technologies Inc., a Delaware corporation (“Guarantor”) and the Company (as it may be amended from time to time, the “Merger Agreement”), a copy of which is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 4 through 11 of the Schedule TO. Unless otherwise indicated, any references to sections in this Schedule TO are references to sections of the Offer to Purchase.

This Amendment No. 2 is being filed to amend and supplement Item 11 of the Schedule TO as reflected below.

Item 11.	Additional Information.

Section 13–“Conditions to the Offer” of the Offer to Purchase is hereby amended and supplemented by adding the following two sentences to the end of the sub-heading “Governmental Consents”:

On September 3, 2021 at 11:59 pm, New York City time, the required waiting period under the HSR Act expired. Accordingly, the foregoing closing condition has been satisfied with respect to the HSR Act as set forth in this sub-heading.

15–“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by adding the following text at the end of the first paragraph in the sub-heading “U.S. Antitrust Compliance” under Section 15:

On September 3, 2021 at 11:59 pm, New York City time, the required waiting period under the HSR Act expired. Accordingly, the closing condition has been satisfied with respect to the HSR Act as set forth in the sub-heading “Governmental Consent” under Section 13-“Conditions of the Offer”. The Offer and the Merger continue to be subject to the remaining conditions set forth in Section 13–“Conditions of the Offer”.

In addition, Section 15 – “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by adding amending and restating the first paragraph under the sub-heading captioned “Litigation” to read in its entirety as follows:

On August 30, 2021, a lawsuit was filed against the Company and the members of the Company’s board of directors in the United States District Court for the District of Delaware (the “District Court”), captioned Shiva Stein v. IEC Electronics Corp. et al. (No. 1:21-cv-01253-CFC) (the “Stein Complaint”). On August 31, 2021, a lawsuit was filed against the Company, members of the Company’s board of directors, Offeror, Parent and Guarantor in the District Court, captioned Alex Ciccotelli v. IEC Electronics Corp. et al. (No. 1:21-cv-01255-UNA) (the “Ciccotelli Complaint”). On September 2, 2021, a lawsuit was filed against the Company and members of the Company’s board of directors in the District Court, captioned Shawn Strickland v. IEC Electronics Corp. et al. (No. 1:21-cv-01266-UNA) (the “Strickland Complaint” and, collectively with the Stein Complaint and Ciccotelli Complaint, the “Complaints”). The Complaints generally allege, among other things, that the Company and the members of the Company’s board of directors violated Section 14 of the Exchange Act and Rule 14d-9 promulgated thereunder by issuing a Schedule 14D-9 that was materially misleading and omitted material facts related to the transactions contemplated in the Merger Agreement. The Complaints also allege that the members of the Company’s board of directors violated Section 20(a) of the Exchange Act, as controlling persons who had the ability to prevent the Schedule 14D-9 from being materially false and misleading. The Ciccotelli Complaint asserts that the Offeror, Parent, Guarantor and the members of the Company’s board of directors are also controlling persons with the ability to prevent the Schedule 14D-9 from being materially false and misleading. The Complaints seek, among other things, an injunction against the consummation of the transactions contemplated in the Merger Agreement, rescission or an award of rescissionary damages in the event such transactions are consummated, and an award of costs for the actions, including reasonable attorneys’ and experts’ fees.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CTI ACQUISITION CORP.

By:	/s/ James W. Hackett, Jr.
Name: James W. Hackett, Jr.
Title: President, Chief Executive Officer and Secretary

CREATION TECHNOLOGIES INTERNATIONAL INC.

By:	/s/ James W. Hackett, Jr.
Name: James W. Hackett, Jr.
Title: Vice President and Secretary

/s/ Alan E. Goldberg
Alan E. Goldberg, Individually as controlling person of the funds affiliated with Goldberg Lindsay & Co., LLC that own a controlling interest in CTI Acquisition Corp. and Creation Technologies International Inc.

Dated September 7, 2021

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